UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 14, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 5, 2008

3.	NEWS RELEASE

The press release announcing this material change was issued on May 5, 2008 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on May 5, 2008 that it has signed an agreement with ENAP (the Chilean state-owned oil and gas company) to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced today that it has signed an agreement with ENAP (the Chilean state-owned oil and gas company) to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and supply new Chilean-sourced natural gas to Methanex’s production facilities in Chile. Under the arrangement, Methanex expects to contribute approximately $100 million in capital over the next three years and will have 50 percent participation in the block. It is expected that deliveries of gas from the block will commence later this year and that the block has the potential to become a significant new supply source for Methanex’s facilities in Chile. The arrangement is subject to approval by the Government of Chile.

Methanex believes that this arrangement, along with the agreement with GeoPark announced in November 2007, and the new oil and gas activity associated with the bidding round recently conducted by the Government of Chile, that it can expect to receive increasing quantities of Chilean gas in the next few years.

The Dorado Riquelme area also has existing pipeline and other infrastructure in place to make it possible for natural gas to be flowing to Methanex’s Chilean plants later this year.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS Not applicable.

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

9.	DATE OF REPORT

May 12, 2008

METHANEX CORPORATION

Name: Randy Milner
Title: Senior Vice President, General Counsel and Corporate Secretary